

Mail Stop 3030

August 25, 2016

Yiyu Wang
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051, People's Republic of China

> **Re: Yingli Green Energy Holding Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Response Dated August 17, 2016**
> **File No. 001-33469**

Dear Mr. Wang:

We have reviewed your August 17, 2016 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Cash Flows and Working Capital, page 107

1.   Please revise future filings, as applicable, to disclose your responses to prior comments 1 and 3. Please also expand your response to prior comment 3 to clarify whether the reduced credit terms are materially impacting your results of operations or liquidity, and, if so, revise your Form 20-F accordingly. Include in your response your analysis of the impact on your ability to satisfy your operating cash requirements in light of the reduced credit terms noted in your response.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Daniel Fertig
        Simpson Thacher Bartlett LLP